Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation
SatixFy Israel Ltd.	Israel

SatixFy UK Limited	United Kingdom

SatixFy Space Systems UK Ltd.	United Kingdom

SatixFy Bulgaria Ltd.	Bulgaria

SatixFy US LLC	US

SatixFy MS	Cayman Islands

Jet-Talk Limited	United Kingdom